SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

James River Group Holdings, Ltd.

(Name of Issuer)

Common Shares, par value $0.0002 per share

(Title of Class of Securities)

G5005R107

(CUSIP Number)

Kathleen Servidea

Gallatin Point Capital LLC

660 Steamboat Road

Greenwich, CT 06830

(203) 742-0200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 6, 2023

(Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checking the following box.  ☒

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Name of Reporting Persons: GPC Partners Investments (Thames) LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 5,640,158 (1)
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 5,640,158 (1)
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,640,158 (1)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 13.1% (2)(3)
(14)	Type of Reporting Person (See Instructions): PN

(1)

Represents Common Shares, par value $0.0002 per share (the “Common Shares”), issuable upon conversion of Series A Perpetual Cumulative Convertible Preferred Shares, par value $0.00125 per share (the “Series A Preferred Shares”), held directly by GPC Partners Investments (Thames) LP.

(2)

The percent of class was calculated based on (i) 37,460,041 Common Shares outstanding as of November 1, 2022, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 2, 2022, plus (ii) 5,640,158 Common Shares issuable upon conversion of Series A Preferred Shares held by the Reporting Person, which are treated as converted into Common Shares only for the purpose of computing the Reporting Person’s beneficial ownership percentage pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

(3)

Pursuant to the Issuer’s organizational documents, in no event may the Series A Preferred Shares held directly or indirectly by the Reporting Persons, together with any Common Shares received on conversion of Series A Preferred Shares or as Dividends with respect to such Series A Preferred Shares, be entitled to vote in excess of 9.9% of the aggregate voting power of the then-outstanding Common Shares on an as converted basis or of the outstanding voting securities of the Company.

(1)	Name of Reporting Persons: GPC Partners II GP LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 5,640,158 (1)
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 5,640,158 (1)
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,640,158 (1)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 13.1% (2)(3)
(14)	Type of Reporting Person (See Instructions): OO

(1)	Represents Common Shares issuable upon conversion of Series A Preferred Shares held directly by GPC Partners Investments (Thames) LP.
(2)

The percent of class was calculated based on (i) 37,460,041 Common Shares outstanding as of November 1, 2022, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 2, 2022, plus (ii) 5,640,158 Common Shares issuable upon conversion of Series A Preferred Shares held by the Reporting Person, which are treated as converted into Common Shares only for the purpose of computing the Reporting Person’s beneficial ownership percentage pursuant to Rule 13d-3 of the Exchange Act.

(3)

Pursuant to the Issuer’s organizational documents, in no event may the Series A Preferred Shares held directly or indirectly by the Reporting Persons, together with any Common Shares received on conversion of Series A Preferred Shares or as Dividends with respect to such Series A Preferred Shares, be entitled to vote in excess of 9.9% of the aggregate voting power of the then-outstanding Common Shares on an as converted basis or of the outstanding voting securities of the Company.

(1)	Name of Reporting Persons: Gallatin Point Capital LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 5,640,158 (1)
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 5,640,158 (1)
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,640,158 (1)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 13.1% (2)(3)
(14)	Type of Reporting Person (See Instructions): OO

(1)	Represents Common Shares issuable upon conversion of Series A Preferred Shares held directly by GPC Partners Investments (Thames) LP.
(2)

The percent of class was calculated based on (i) 37,460,041 Common Shares outstanding as of November 1, 2022, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 2, 2022, plus (ii) 5,640,158 Common Shares issuable upon conversion of Series A Preferred Shares held by the Reporting Person, which are treated as converted into Common Shares only for the purpose of computing the Reporting Person’s beneficial ownership percentage pursuant to Rule 13d-3 of the Exchange Act.

(3)

Pursuant to the Issuer’s organizational documents, in no event may the Series A Preferred Shares held directly or indirectly by the Reporting Persons, together with any Common Shares received on conversion of Series A Preferred Shares or as Dividends with respect to such Series A Preferred Shares, be entitled to vote in excess of 9.9% of the aggregate voting power of the then-outstanding Common Shares on an as converted basis or of the outstanding voting securities of the Company.

(1)	Name of Reporting Persons: Matthew B. Botein
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 5,640,158 (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 5,640,158 (1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,640,158 (1)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 13.1% (2)(3)
(14)	Type of Reporting Person (See Instructions): OO

(1)	Represents Common Shares issuable upon conversion of Series A Preferred Shares held directly by GPC Partners Investments (Thames) LP.
(2)

The percent of class was calculated based on (i) 37,460,041 Common Shares outstanding as of November 1, 2022, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 2, 2022, plus (ii) 5,640,158 Common Shares issuable upon conversion of Series A Preferred Shares held by the Reporting Person, which are treated as converted into Common Shares only for the purpose of computing the Reporting Person’s beneficial ownership percentage pursuant to Rule 13d-3 of the Exchange Act.

(3)

Pursuant to the Issuer’s organizational documents, in no event may the Series A Preferred Shares held directly or indirectly by the Reporting Persons, together with any Common Shares received on conversion of Series A Preferred Shares or as Dividends with respect to such Series A Preferred Shares, be entitled to vote in excess of 9.9% of the aggregate voting power of the then-outstanding Common Shares on an as converted basis or of the outstanding voting securities of the Company.

(1)	Name of Reporting Persons: Lewis A. (Lee) Sachs
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 5,640,158 (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 5,640,158 (1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,640,158 (1)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 13.1% (2)(3)
(14)	Type of Reporting Person (See Instructions): OO

(1)	Represents Common Shares issuable upon conversion of Series A Preferred Shares held directly by GPC Partners Investments (Thames) LP.
(2)

The percent of class was calculated based on (i) 37,460,041 Common Shares outstanding as of November 1, 2022, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 2, 2022, plus (ii) 5,640,158 Common Shares issuable upon conversion of Series A Preferred Shares held by the Reporting Person, which are treated as converted into Common Shares only for the purpose of computing the Reporting Person’s beneficial ownership percentage pursuant to Rule 13d-3 of the Exchange Act.

(3)

Pursuant to the Issuer’s organizational documents, in no event may the Series A Preferred Shares held directly or indirectly by the Reporting Persons, together with any Common Shares received on conversion of Series A Preferred Shares or as Dividends with respect to such Series A Preferred Shares, be entitled to vote in excess of 9.9% of the aggregate voting power of the then-outstanding Common Shares on an as converted basis or of the outstanding voting securities of the Company.

ITEM 1.	SECURITY AND ISSUER

This Schedule 13D relates to the Common Shares, par value $0.0002 per share (the “Common Shares”), of James River Group Holdings, Ltd. (the “Issuer” or the “Company”). The address of the principal executive offices of the Issuer is Wellesley House, 2nd Floor, 90 Pitts Bay Road, Pembroke, HM08 Bermuda.

ITEM 2.	IDENTITY AND BACKGROUND

This Schedule 13D is being filed by the following persons (each a “Reporting Person”):

i.	GPC Partners Investments (Thames) LP, a Cayman Islands limited partnership (“GPC Thames”);

ii.	GPC Partners II GP LLC, a Delaware limited liability company (“GPC II GP”);

iii.	Gallatin Point Capital LLC, a Delaware limited liability company (“Gallatin Point”);

iv.	Matthew B. Botein, a citizen of the United States of America; and

v.	Lewis A. (Lee) Sachs, a citizen of the United States of America.

Gallatin Point is the managing member of GPC II GP, which, in turn, is the general partner of GPC Thames. Matthew B. Botein and Lewis A. (Lee) Sachs jointly control Gallatin Point through multiple intermediate entities, and may be deemed to share voting and investment discretion with respect to the securities held directly by GPC Thames.

GPC Thames is indirectly beneficially owned by funds affiliated with Gallatin Point (the “Gallatin Point Funds”). The Gallatin Point Funds have ownership interests in GPC Thames, but none of the Gallatin Point Funds has voting or dispositive power over any shares held by GPC Thames.

The address of the principal business office of the Reporting Persons is 660 Steamboat Road, Greenwich, CT 06830.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, none of the Reporting Persons has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The information set forth in Item 4 hereof is incorporated by reference in its entirety into this Item 3.

ITEM 4.	PURPOSE OF TRANSACTION

Investment Agreement and Certificate of Designations

On February 24, 2022, the Company entered into an Investment Agreement (the “Investment Agreement”) with GPC Thames relating to the issuance and sale of 150,000 of the Company’s Series A Preferred Shares, for an aggregate purchase price of $150 million, or $1,000 per share, in a private placement (the “Issuance”). The closing of the transaction (the “Closing”) occurred on March 1, 2022 (the “Closing Date”).

Designation of Series A Preferred Shares; Liquidation

The Series A Preferred Shares rank senior to the Company’s Common Shares, with respect to dividend rights and rights on the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company. The Series A Preferred Shares have a liquidation preference of $1,000 per share (the “Liquidation Preference”). Upon any liquidation, dissolution or winding up of the affairs of the Company, the holders of Series A Preferred Shares will receive the greater of the Liquidation Preference plus accrued and unpaid dividends (“Accrued Dividends”), or the amount they would have received if they had converted all of their Series A Preferred Shares to Common Shares immediately before such liquidation, dissolution or winding up.

Dividends

Holders of the Series A Preferred Shares are entitled to a dividend (the “Dividend”) at the initial rate of 7% per annum of the Liquidation Preference, payable in cash, or in-kind in Common Shares or Series A Preferred Shares, at the Company’s election, as set forth in the Certificate of Designations designating the Series A Preferred Shares (the “Certificate of Designations”). On the five-year anniversary of the Closing Date, and each five-year anniversary thereafter, the Dividend rate will reset to a rate equal to the five-year U.S. treasury rate (calculated as set forth in the Certificate of Designations) plus 5.2%. Dividends accrue quarterly and are payable on March 31, June 30, September 30 and December 31 of each year, commencing June 30, 2022.

Conversion Rights

The Series A Preferred Shares are convertible at the option of the holders thereof at any time into Common Shares at an initial conversion price of $26.5950, making the Series A Preferred Shares held by GPC Thames initially convertible into 5,640,158 Common Shares. The conversion price is subject to customary anti-dilution adjustments, including cash dividends on the Common Shares above specified levels, as well as certain adjustments in case of adverse reserve developments.

Unless and until the Company obtains the shareholder approval required by Nasdaq Listing Standard Rule 5635 with respect to the issuance of Common Shares upon conversion of the Series A Preferred Shares in excess of the limitations imposed by such rule, if such rule is applicable, no Common Shares will be issued or delivered upon conversion of any Series A Preferred Share, and no Series A Preferred Share will be convertible, in each case to the extent, and only to the extent, that such issuance, delivery, conversion or convertibility would result in the holders of the Series A Preferred Shares in the aggregate beneficially owning in excess of nineteen and nine-tenths percent (19.9%) of the number of Common Shares then outstanding or the total voting power of the Company’s then-outstanding voting securities.

Mandatory Conversion by the Company

At any time on or after the two year anniversary of the Closing Date, if the VWAP per Common Share is greater than 130% of the then-applicable conversion price for at least twenty (20) consecutive trading days, the Company will be able to elect to convert (a “Mandatory Conversion”) all of the outstanding Series A Preferred Shares into Common Shares. In the case of a Mandatory Conversion, each Series A Preferred Share then outstanding will be converted into (i) the number of Common Shares equal to the quotient of (A) the sum of the Liquidation Preference and the Accrued Dividends with respect to such Series A Preferred Share to be converted divided by (B) the conversion price of such share in effect as of the date of the Mandatory Conversion plus (ii) cash in lieu of fractional shares.

Upon any Mandatory Conversion on or before the five-year anniversary of the Closing Date, all Dividends that would have accrued from the date of the Mandatory Conversion to the later of the five-year anniversary of the Closing Date or the last day of the eighth quarter following the date of the Mandatory Conversion, the last eight quarters of which will be discounted to present value using a discount rate of 3.5% per annum, and will be immediately payable in Common Shares, valued at the average of the daily VWAP of the Company’s Common Shares during the five (5) trading days immediately preceding the Mandatory Conversion.

Repurchase Upon Fundamental Change

Upon the occurrence of a Fundamental Change (as defined in the Certificate of Designations), each holder of outstanding Series A Preferred Shares will be permitted to, at its election, (i) effective as of immediately prior to the Fundamental Change, convert all or a portion of its Series A Preferred Shares into Common Shares, or (ii) require the Company to repurchase any or all of such holder’s Series A Preferred Shares at a purchase price per Series A Preferred Share equal to the Liquidation Preference of such Series A Preferred Share plus Accrued Dividends. The repurchase price will be payable in cash.

Voting & Consent Rights

Subject to the limitation described in the following paragraph, holders of the Series A Preferred Shares are entitled to vote with the holders of the Common Shares on an as-converted basis. Holders of the Series A Preferred Shares are entitled to a separate class vote with respect to amendments to the Company’s organizational documents that have an adverse effect on the Series A Preferred Shares, authorizations or issuances by the Company of securities that are senior to or pari passu with the Series A Preferred Shares, increases or decreases in the number of authorized Series A Preferred Shares, or the issuance of any additional Series A Preferred Shares other than in payment of Dividends on the outstanding Series A Preferred Shares.

Notwithstanding the preceding paragraph, in no event may the Series A Preferred Shares held by GPC Thames or its Permitted Transferees (the “Investor Parties”), together with any Common Shares received on conversion of Series A Preferred Shares or as Dividends with respect to Series A Preferred Shares, be entitled to vote in excess of 9.9% of the aggregate voting power of the then-outstanding Common Shares on an as converted basis or of the outstanding voting securities of the Company. Upon a transfer of Series A Preferred Shares to an unaffiliated third party, the voting limitation will cease to apply unless the third party transferee affirmatively elects to be limited in the same manner as the transferor. GPC Thames and any transferees will also be subject to the voting limitations imposed on all U.S. persons contained in the Company’s bye-laws to the extent such restrictions are applicable.

Governance Rights

Until GPC Thames and its Permitted Transferees (as defined in the Investment Agreement) no longer beneficially own Series A Preferred Shares and/or Common Shares issued or issuable upon conversion of such Series A Preferred Shares that represent in the aggregate at least 50% of the number of Common Shares beneficially owned by GPC Thames, on an as-converted basis as of the Closing Date, GPC Thames are entitled to designate one individual (the “Series A Designee”) to the Company’s Board of Directors (the “Board”). GPC Thames designated Mr. Botein as the Series A Designee, and, accordingly, the Board approved the appointment of Mr. Botein to serve as a Class I director with a term expiring at the 2024 annual meeting of the Company’s shareholders. Mr. Botein’s appointment to the Board became effective on January 6, 2023.

Upon the expiration of each term in office of the Series A Designee, GPC Thames will have the right to designate a Series A Designee to be included in the Board’s nominees for election at the Company’s annual general meeting of shareholders.

Standstill

Until the three-year anniversary of the Closing Date, GPC Thames, its Permitted Transferees and their Affiliates will be subject to certain standstill restrictions pursuant to which such parties will be restricted, among other things and subject to certain customary exceptions, from: (1) acquiring more than 1% of the Company’s outstanding Common Shares or securities exchangeable for or convertible into Common Shares or 5% of any tranche of any debt securities; (2) making, participating in or encouraging any proxy solicitation or submitting any shareholder proposal to the Company; (3) publicly proposing any change of control or other material transaction involving the Company; (4) seeking representation on the Board (beyond the representation provided for above); (5) seeking to control or influence the management, board of directors or business of the Company; (6) publicly making disparaging comments about the Company or its Board or management or strategy, operations, financial results or any transactions involving the Company or any of its subsidiaries; (7) supporting or encouraging, or entering into any agreements with any person in doing any of the foregoing; or (8) taking any action that would require the Company to make a public announcement regarding the possibility of a transaction or any of the foregoing.

GPC Thames has further agreed that, for so long as GPC Thames has the right to designate a director to the Board, the Investor Parties will vote (i) in favor of each director nominated by the Board, (ii) against any shareholder nominations that have not been approved by the Board, (iii) in favor of the Company’s “say-on-pay” proposal and any other equity compensation proposal approved by the Compensation Committee of the Board and (iv) in favor of the ratification of the appointment of the Company’s independent registered public accounting firm. The parties have agreed that this provision will not obligate the Investor Parties to vote in any particular manner with respect to any merger, business combination transaction or sale of substantially all assets involving the Company.

Transfer and Conversion Restrictions; Registration Rights

Except as described below, prior to the two-year anniversary of the Closing Date, the Investor Parties will be restricted from transferring Series A Preferred Shares (including the Common Shares issuable upon conversion of the Series A Preferred Shares). Exceptions include, among others, (i) transfers to affiliates, (ii) transfers to the Company or any of its subsidiaries, (iii) transfers in connection with a bona fide loan or financial arrangement, and (iv) transfers in connection with certain merger and acquisition events or tender offer approved by the Board. In no event may the Investor Parties transfer Series A Preferred Shares or Common Shares issuable upon conversion of the Series A Preferred Shares to any activist shareholder or competitor, as those terms are defined in the Investment Agreement, or person that would be a 5% shareholder of the Company after giving effect to such transfer.

Holders of Series A Preferred Shares and Common Shares issuable upon conversion of Series A Preferred Shares have certain customary registration rights with respect to such shares of Series A Preferred Shares and Common Shares issuable upon conversion of Series A Preferred Shares pursuant to the terms of the Registration Rights Agreement described below.

The foregoing descriptions of the Investment Agreement and the Certificate of Designations do not purport to be complete and are subject to, and qualified in their entirety by, the full text of such documents. The Investment Agreement (including the form of Certificate of Designations which is Exhibit A to the Investment Agreement) is filed as Exhibit 99.2 to this Schedule 13D, and is incorporated herein by reference.

Registration Rights Agreement

On the Closing Date, the Company and GPC Thames entered into a Registration Rights Agreement (the “Registration Rights Agreement”), pursuant to which the Company has agreed to provide to GPC Thames certain customary registration rights with respect to the Common Shares issuable upon any conversion of the Series A Preferred Shares. In addition, the Company has agreed to customary indemnification provisions relating to indemnification for any material misstatements or omissions by the Company in connection with the registration of the Common Shares and/or Series A Preferred Shares held by GPC Thames.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the form of the Registration Rights Agreement, which is included as Exhibit B to the Investment Agreement, filed as Exhibit 99.2 to this Schedule 13D, and is incorporated herein by reference.

General

The Reporting Persons acquired the shares set forth in this Schedule 13D and hold their shares for investment purposes. Subject to a number of factors, including market conditions and their general investment and trading policies, the Reporting Persons may, in the ordinary course of their business, acquire additional shares or dispose of the shares that they beneficially own. These acquisitions or dispositions may occur in open market transactions, privately negotiated transactions or through other methods. Additionally, the Reporting Persons may distribute shares that they directly hold to their respective limited partners, members and/or shareholders, as applicable.

In connection with the foregoing, and as may be appropriate from time to time, each of the Reporting Persons may consider the feasibility and advisability of various alternative courses of action with respect to the Reporting Persons’ investment in the Issuer, including, without limitation: (a) the acquisition or disposition of Common Shares and/or Series A Preferred Shares, including through derivative transactions which may include security-based swaps and short sales; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present board of directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) other material changes in the Issuer’s business or corporate structure; (g) changes in the Issuer’s articles of incorporation or bylaws or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12 of the Exchange Act; or (j) any action similar to those enumerated above. Except as described in Item 6 and this Item 4 and any plans or proposals that may from time to time be discussed or considered by the directors of the Issuer, including Mr. Botein, in his fiduciary capacity as a director of the Issuer, the Reporting Persons do not currently have any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of this paragraph.

The Reporting Persons intend to review their investment in the Issuer from time to time on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s shares in particular, as well as other developments.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)-(b) The percent of class was calculated based on (i) 37,460,041 Common Shares outstanding as of November 1, 2022, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 2, 2022, plus (ii) 5,640,158 Common Shares issuable upon conversion of Series A Preferred Shares held by the Reporting Person, which are treated as converted into Common Shares only for the purpose of computing the Reporting Person’s beneficial ownership percentage pursuant to Rule 13d-3 of the Exchange Act.

GPC Thames is the direct holder of 150,000 Series A Preferred Shares, which are currently convertible into 5,640,158 Common Shares, representing approximately 13.1% of the outstanding Common Shares as calculated pursuant to Rule 13d-3 of the Exchange Act.

GPC II GP, as the general partner of GPC Thames, and Gallatin Point, as the managing member of GPC II GP, may each be deemed to have sole voting and dispositive power with respect to the securities held directly by GPC Thames. Mr. Botein and Mr. Sachs jointly control Gallatin Point through multiple intermediate entities, and may be each be deemed to have shared voting and dispositive power with respect to the securities held directly by GPC Thames.

(c) None of the Reporting Persons has effected any transaction of the Issuer’s Common Shares in the last 60 days.

(d) Except as described herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this statement.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information set forth in Item 4 hereof is incorporated by reference in its entirety into this Item 6.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.1	Joint Filing Agreement (filed herewith).

Exhibit 99.2	Investment Agreement dated February 24, 2022, by and between the Issuer and GPC Thames, including the form of Certificate of Designations attached as Exhibit A thereto and the form of Registration Rights Agreement attached as Exhibit B thereto (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 28, 2022).

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: January 13, 2023

GPC PARTNERS INVESTMENTS (THAMES) LP

By: GPC Partners II GP LLC
By: Gallatin Point Capital LLC

/s/ Lewis A. (Lee) Sachs
Name: Lewis A. (Lee) Sachs Title: Managing Partner

GPC PARTNERS II GP LLC

By: Gallatin Point Capital LLC

/s/ Lewis A. (Lee) Sachs
Name: Lewis A. (Lee) Sachs Title: Managing Partner

GALLATIN POINT CAPITAL LLC

/s/ Lewis A. (Lee) Sachs
Name: Lewis A. (Lee) Sachs Title: Managing Partner

/s/ Matthew B. Botein
MATTHEW B. BOTEIN

/s/ Lewis A. (Lee) Sachs
LEWIS A. (LEE) SACHS